August 12, 2011

YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
Attention: Troy J. Rillo, Esquire

Re: **Rescission of Direction to Assemble Collateral and Notifications of Disposition of Collateral**

Dear Mr. Rillo:

Reference is made to that certain correspondence dated July 22, 2011 (the "Direction to Assemble Collateral") and to those certain Notifications of Disposition of Collateral dated August 2, 2011 (collectively, the "UCC Notifications", and together with the Direction to Assemble Collateral, collectively, the "Secured Party Notices"), each sent by YA Global Investments, L.P. (the "Secured Party") to the undersigned, copies of which are collectively attached hereto as Exhibit "A". Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the UCC Notifications.

The undersigned has requested that the Secured Party rescind the Secured Party Notices and the Secured Party has agreed to do so, but only upon the terms and conditions expressly set forth herein. Accordingly, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned and the Secured Party hereby agree as follows:

1.   The Secured Party hereby rescinds the Secured Party Notices and agrees that the Secured Party Notices are of no further force or effect.

2.   The undersigned hereby expressly acknowledge and agree that (a) in accordance with the terms and conditions of the documents, instruments, and agreements evidencing the Financing Arrangements, the undersigned are unconditionally, collectively, jointly, and severally liable to the Secured Party for all amounts owed thereunder, without set off, counterclaim, defense, or offset, and (b) the rescission of the Secured Party Notices set forth in Paragraph 1 hereof shall not in any way affect (i) the Secured Party's rights and remedies under the documents, instruments, and agreements evidencing the Financing Arrangements, or applicable law, including, without limitation, the Secured Party's right to foreclose its security interests in, or otherwise realize upon, the Collateral, (ii) the validity, enforceability, perfection, or priority of the security interests in the Collateral granted to the Secured Party by the undersigned, or (iii) the Secured Party's right to send one or more further correspondence directing the undersigned to assemble the Collateral and/or Notifications of Disposition of Collateral at any time, and from time to time, as the Secured Party deems necessary or appropriate, in its sole and exclusive discretion, in

connection with the exercise of its right to foreclose its security interests in, or otherwise realize upon, the Collateral.

3. The undersigned hereby further expressly acknowledge and agree that (a) the Secured Party's agreement to forbear under that certain Amended and Restated Forbearance Agreement and Amendment dated January 24, 2011 by and between the undersigned and the Secured Party has terminated, and the Secured Party has not subsequently agreed to any forbearance arrangement with the undersigned, or agreed to accept any payment or any payment plan in exchange for forbearance, and (b) the rescission of the Secured Party Notices set forth in Paragraph 1 hereof is not intended to be, and shall not be construed as, (i) a cure or waive of any defaults, events of default, and/or termination events under the under the documents, instruments, and agreements evidencing the Financing Arrangements, whether now existing or hereafter arising, (ii) an agreement by the Secured Party to forbear from exercising any of its rights and remedies under the documents, instruments, and agreements evidencing the Financing Arrangements, and/or applicable law, or (iii) a waiver, modification, or amendment of the terms and conditions of the documents, instruments, and agreements evidencing the Financing Arrangements and/or the Secured Party's rights and remedies thereunder.

4. The Secured Party hereby expressly reserves all of its rights and remedies under the documents, instruments, and agreements evidencing the Financing Arrangements, and applicable law, including, without limitation, the right to foreclose its security interests in, or otherwise realize upon, the Collateral, and the right to send one or more further correspondence directing the undersigned to assemble the Collateral and/or Notifications of Disposition of Collateral at any time, and from time to time, as the Secured Party deems necessary or appropriate, in its sole and exclusive discretion, in connection therewith.

[Signature Pages Follow]

This letter agreement is intended to be executed under seal as of the date set forth above. If this letter agreement sets forth our understanding, please execute this letter agreement where indicated below.

Very truly yours,

CIRTRAN COPRORATION,
a Nevada corporation

By: _____
Name: IEHAB HAWATMEH
Title: PRESIDENT

RACORE NETWORK, INC.,
a Utah corporation

By: _____
Name: IEHAB HAWATMEH
Title: PRESIDENT

CIRTRAN - ASIA, INC.,
a Utah corporation

By: _____
Name: IEHAB HAWATMEH
Title: PRESIDENT

CIRTRAN BEVERAGE CORP.,
a Utah corporation

By: _____
Name: IEHAB HAWATMEH
Title: PRESIDENT

CIRTRAN MEDIA CORP.,
a Utah corporation

By: _____
Name: IEHAB HAWATMEH
Title: PRESIDENT

CIRTRAN ONLINE CORP.,
a Utah corporation

By: ____________________
Name: [illegible]
Title: [illegible]

CIRTRAN PRODUCTS CORP.,
a Utah corporation

By: ____________________
Name: [illegible]
Title: [illegible]

CIRTRAN CORPORATION,
a Utah corporation

By: ____________________
Name: [illegible]
Title: [illegible]

ACCEPTED AND AGREED:

YA GLOBAL INVESTMENTS, L.P

By: Yorkville Advisors, its Investment Manager

By: ____________________
Name: Troy Rillo
Title: Sr. Managing Director

[illegible]